Filed by Lamar Advertising Company

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Lamar Advertising Company

Commission File No. 000-30242

November 5, 2014

Lamar Advertising Company intends to use the following presentation in meetings with investors beginning on November 5, 2014.

November 2014

INVESTOR PRESENTATION

Disclaimer

Forward-looking Statements

This presentation contains forward-looking statements, including our financial guidance for 2014, the statements regarding our consideration of an election to real estate investment trust status; our ability to complete the REIT conversion effective for the taxable year beginning January 1, 2014; our intention to distribute accumulated earnings and profits to stockholders and make regular quarterly distributions to stockholders in 2014; and our ability to complete acquisitions to expand market share and increase AFFO. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected in these forward-looking statements. These risks and uncertainties include, among others: (1) that we may fail to qualify as a REIT effective for the taxable year beginning January 1, 2014 or at all, and, if we do qualify as a REIT, we may be unable to maintain that qualification (2) legislative, administrative, regulatory or other actions affecting REITs, including positions taken by the IRS; (3) our significant indebtedness; (4) the state of the economy and financial markets generally and the effect of the broader economy on the demand for advertising; (5) the continued popularity of outdoor advertising as an advertising medium; (6) our need for and ability to obtain additional funding for operations, debt refinancing or acquisitions; (7) the regulation of the outdoor advertising industry; (8) our ability to successfully implement our digital deployment strategy; and (9) the integration of any acquired companies and our ability to recognize cost savings or operating efficiencies as a result of these acquisitions. For additional information regarding factors that may cause actual results to differ materially from those indicated in our forward-looking statements, we refer you to the risk factors included in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2013, and in the “Risk Factors” section of our definitive proxy statement/prospectus filed on October 17, 2014. We caution investors not to place undue reliance on the forward-looking statements contained in this document. These statements speak only as of the date of this presentation, and we undertake no obligation to update or revise these statements, except as may be required by law.

Use of Non-GAAP Measures

Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Adjusted Funds From Operations Per Diluted Share are not measures of performance under accounting principles generally accepted in the United States of America (“GAAP”). These measures should not be considered alternatives to net income, cash flows provided by operating activities or other GAAP figures as indicators of the Company’s financial performance. Our management believes that Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Adjusted Funds From Operations Per Diluted Share are useful in evaluating the Company’s performance and provide investors and financial analysts a better understanding of the Company’s core operating results. Our presentations of these measures may not be comparable to similarly titled measures used by other companies. See the appendix, which provide reconciliations of each of these measures to the most directly comparable GAAP measure.

Additional Information

In connection with the proposed REIT conversion, we plan to effect a merger with and into a wholly owned subsidiary, Lamar Advertising REIT Company. Lamar

Advertising REIT Company has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4/A containing a proxy statement of Lamar Advertising Company and a prospectus of Lamar Advertising REIT Company with respect to the proposed merger. The registration statement was declared effective by the SEC on October 16, 2014. On October 17, 2014, notice of a special meeting and a definitive proxy statement/prospectus was mailed to stockholders of Lamar Advertising Company who held shares of stock of Lamar Advertising Company on October 3, 2014. INVESTORS ARE URGED TO READ THE FORM S-4/A AND PROXY STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. You may obtain documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Lamar free of charge by contacting Secretary, 5321 Corporate Blvd., Baton Rouge, LA 70808.

We, our directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from our stockholders in connection with the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in connection with the merger is included in the Form S-4/A and proxy statement. Information about our directors and executive officers and their ownership of Lamar Advertising Company stock is set forth the proxy statement for our 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2014.

Investors may obtain additional information regarding the interest of such participants by reading the Form S-4/A and proxy statement for the merger. Investors should read the Form S-4/A and proxy statement carefully before making any voting or investment decisions.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Agenda

Company background 3

REIT conversion highlights 22

Value creation and opportunities for growth 26

Appendix 29

Introduction

Experienced management team

Name Title Years with Lamar

Kevin Reilly, Jr. Chairman of the Board and President 35

Sean Reilly Chief Executive Officer 23

Keith Istre Chief Financial Officer and Treasurer 35

Regional Managers (average years) 31

Lamar’s management team has been with the company for an average of 31 years

Company profile

Established in 1902 – over 110 years of operating experience

Largest outdoor advertising company in the US based on number of displays

Operates approximately 145,000 billboard displays in 44 states, Canada and Puerto Rico

Operates over 130,000 logo sign advertising displays in 23 states and Ontario, Canada

Operates over 40,000 transit advertising displays in 16 states, Canada and Puerto Rico Industry characterized by high barriers to entry due to permitting restrictions Approximately 18% US market share – second behind CBS Outdoor

78% of revenue generated from less volatile local business, with diversified base of over 40,000 total billboard tenants

Leading out of home provider in the vast majority of Lamar’s markets

Approximately 825 local account executives across the US, Canada and Puerto Rico

Key REIT investment considerations

Largest pure-play outdoor operator with expansive national footprint and over 145,000 billboard displays

Significant barriers to entry due to permitting restrictions which make real estate portfolio nearly impossible to replicate

Diversified base of 40,000+ tenants, none accounting for more than 1% of sales

Approximately 20% of billboard revenue is generated on Lamar-owned property, with balance divided among 60,000 lessors

OOH media effectively complements social & mobile advertising

Flexible business model allows Lamar to reduce maintenance capex to protect AFFO in economic downturns

Strong balance sheet with no near-term maturities; long & low fixed-rate profile

Potential to expand market share through AFFO-accretive acquisitions

Experienced, goal-oriented management team with disciplined approach to returning capital to shareholders

Expansive national footprint with approximately 145,000 billboards

Puerto Rico

Canada

Largest provider of logo signs in the US

Operates nearly 89% of privatized state logo contracts covering over 130,000 displays

Lamar maintains a leading share of the U.S. outdoor advertising market

Other 44%

18%

$1.5bn in high-quality, REIT-eligible billboard assets

20%

18%

Potential acquisitions could expand market share and increase AFFO

Source: Company filings; Outdoor Advertising Association of America

Note: Market share based on Lamar, CBS Outdoor and Clear Channel Outdoor domestic revenue as a percentage of LTM out of home media spending

Out-of-home regulations provide high barriers to entry

Lamar typically owns permits that allow OOH advertising at each location

Control of permit protects current inventory and prevents encroachment from other players in local and national markets

Permits are the most valuable assets typically obtained in an acquisition

Lamar’s permits have been collected over the course of its 110+ year history

Federal, state and local regulations help Lamar maintain leading share within its markets and provide high barriers to entry for new entrants

Rules govern where and how billboards may be built (i.e. typically cannot build new billboard within a certain distance of existing structures)

Many existing structures have been grandfathered in and cannot be rebuilt by another operator without obtaining zoning variance

No advertising tenant accounts for more than 1% of total revenue

Net advertising revenue breakdown

FY 2007 FY 2008 FY 2009 FY 2010 FY 2011 FY 2012 FY 2013

Restaurants 10% 10% 12% 12% 13% 13% 13%

Retailers 10% 11% 10% 10% 10% 11% 11%

Healthcare 7% 7% 8% 9% 9% 10% 10%

Service 6% 6% 7% 8% 8% 8% 9%

Amusement 5% 5% 6% 6% 7% 7% 7%

Automotive 9% 7% 6% 6% 6% 6% 7%

Gaming 6% 6% 7% 6% 6% 6% 5%

Financial – – 5% 5% 5% 5% 4%

Telecom 5% 5% 4% 5% 5% 4% 3%

Hotels & Motels 5% 5% 5% 4% – – 3%

Education – – – – 4% 4% –

Real Estate 9% 6% – – – – –

Total 72% 68% 70% 71% 73% 74% 72%

Top 10 tenants (2013)

Long-standing relationships with many of our tenants

Contracts range from 30 days to 1 year

“One-stop-shopping” capabilities with billboard and transit products

Diversified underlying real-estate portfolio

20% of billboard revenue generated on structures on Lamar-owned property

80% of billboard revenue from structures on property leased from 60,000 lessors

Lamar has opportunistically purchased easements beneath key locations, including many digital structures

Diversification and regulatory regime help preserve footprint and limit inflation in lease expense

Lamar owns approximately 10% of its billboard locations

Focus on local advertising spending differentiates Lamar

Local focus

Local demand less influenced by economic swings

Large on-the-ground sales force cultivates strong relationships with local decision makers and retailers

Lamar’s local revenue generation compares favorably to industry’s

Clear share leader in vast majority of our markets

Yields optimized at local levels

National 22%

Local 78%

National performance

Diversified, blue-chip customer base

Fifty member sales team across nine cities manages relationships with OOH agencies and large customers

Recent acquisitions and greenfield development have bolstered presence in key markets such as Phoenix, Boston and Philadelphia

Lamar is the leading out-of-home provider in the vast majority of its markets

Note: As of December 31, 2013

Outdoor remains a low cost, wide reaching advertising medium

Major media CPM (cost per thousand) comparisons

$40

$35 $33.85 $32.50

$30

$24.60 $24.76

$25

$20

$15 $13.50 $14.00

$10.40

$10 $8.99

$6.92

$5.21

$5 $3.11 $3.45 $3.00

$1.90

$0

TV

TV

Posters Bulletins Shelter Spot Display Mobile Display Video Prime) TV Prime) Network (Prime) TV(Prime) Magazines Newspapers

Transit General Premium Online Network (excluding Spot (excluding Spot

OOH Radio Online TV Print

Source: Wall Street research, Outdoor Advertising Association of America Note: Values are estimates of medians

Diverse product mix across digital and analog assets

Company profile

Revenue contribution FYE 2013

($mm) (%)

Analog bulletin displays $657 53%

Analog poster displays 263 21%

Digital posters &

bulletins 184 15%

Transit displays 75 6%

Logos 67 5%

Total $1,246 100%

Lamar is a consistent generator of organic growth

Annual pro forma financials

Economic downturn Economic downturn Economic downturn

1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013

Y/Y net

revenue 1% (2)% 4% 11% 9% 7% 7% 8% 6% 9% (2)% 2% 2% 7% 7% 8% 7% (3)% (13)% 3% 3% 3% 2%

growth¹

Adj. EBITDA 32% 31% 35% 37% 40% 41% 46% 47% 47% 48% 45% 43% 43% 45% 45% 44% 46% 43% 42% 43% 43% 43% 44%

margin

¹ Represents organic growth of the Company adjusted for acquisitions; Pro forma net revenue includes adjustments to the comparable periods to include the effect of any acquisitions or divestitures

Historical financial information

Lamar Advertising Co. ($mm)

FY 20071 FY 20081 FY 2009 FY 2010 FY 2011 FY 2012 FY 2013

Net revenues $1,209.6 $1,198.4 $1,055.1 $1,094.1 $1,130.7 $1,179.7 $1,245.8

% growth 8.0% (0.9%) (12.0%) 3.7% 3.3% 4.3% 5.6%

Operating expenses2 653.7 686.3 614.7 627.1 646.4 668.4 700.7

% of net revenues 54.0% 57.3% 58.3% 57.3% 57.2% 56.7% 56.2%

Adjusted EBITDA3 $555.9 $512.1 $440.5 $467.0 $484.3 $511.3 $545.1

% of net revenues 46.0% 42.7% 41.7% 42.7% 42.8% 43.3% 43.8%

Capital expenditures 220.5 198.1 38.8 43.5 107.1 105.6 105.7

% of net revenues 18.2% 16.5% 3.7% 4.0% 9.5% 9.0% 8.5%

¹ Not adjusted for daily billing

² Excludes non-cash compensation

³ Adjusted EBITDA is defined as earnings (loss) before non-cash compensation, interest, taxes, depreciation, amortization, gain or loss on disposition of assets and investments and loss on debt extinguishment. Refer to the appendix for a reconciliation of Adjusted EBITDA to Net Income (Loss)

Lamar is a strong free cash flow generator

Lamar Advertising Co. ($mm)

9 months

ended

Sept

FY 2007 FY 2008 FY 2009 FY 2010 FY 2011 FY 2012 FY 2013 2014

Adjusted EBITDA1 $ 555.9 $512.1 $440.5 $ 467.0 $ 484.3 $511.3 $ 545.1 $ 407.4

Less:

Interest expense, net 155.3 153.0 177.1 168.7 152.0 139.0 131.4 77.0

Current tax expense 31.0 (10.7) (16.0) 1.1 2.8 1.9 4.0 8.7

(benefit)

Preferred dividends 0.4 0.4 0.4 0.4 0.4 0.4 0.4 0.3

Capital expenditures 220.5 198.1 38.8 43.5 107.1 105.6 105.7 83.9

Free cash flow $148.7 $171.3 $240.2 $253.3 $222.0 $ 264.4 $303.6 $237.5

Lamar has the ability to reduce maintenance capex, allowing it to protect AFFO even in difficult economic cycles

¹ Adjusted EBITDA is defined as earnings (loss) before non-cash compensation, interest, taxes, depreciation, amortization, gain or loss on disposition of assets and investments and loss on debt extinguishment. Refer to the appendix for a reconciliation of adjusted EBITDA to net income (loss)

Capital expenditures overview

$mm

9 months

ended

Sept

FY 2007 FY 2008 FY 2009 FY 2010 FY 2011 FY 2012 FY 2013 2014

Billboards–Traditional 68.7 58.1 7.4 9.5 34.5 29.1 21.3 19.1

Billboards–Digital 92.1 103.7 15.2 13.2 41.3 42.1 50.2 41.8

Logos 10.2 7.6 5.3 8.5 10.1 8.7 11.2 7.5

Transit 2.0 1.0 5.4 0.9 0.8 0.3 0.2 0.3

Land and buildings 31.4 11.2 0.6 2.5 4.5 12.8 9.5 7.5

Other PP&E 16.1 16.5 4.9 8.9 15.9 12.6 13.3 7.6

Total capex $220.5 $198.1 $38.8 $43.5 $107.1 $105.6 $105.7 $83.9

FY 2014: ~$100mm consisting of ~$45mm growth and ~$55mm maintenance capital expenditures

Strong balance sheet with no near term maturities

$mm

As of September 30, 2014 Amount xEBITDA

Cash $28.0

$400mm Revolving credit facility 102.0

Term Loan A 292.5

Total secured debt $394.5 0.7x

5.375% senior notes due 2024 510.0

Other debt 1.6

Total senior debt $906.1 1.6x

5.000% senior sub notes due 2023 535.0

5.875% senior sub notes due 2022 500.0

Total debt $1,941.1 3.5x

Net debt $1,913.1 3.5x

LTM 9/30/14 Adjusted EBITDA $552.4

Memo: Interest coverage ratio 4.8x

Maturity profile ($mm)

$500 $535 $510

$203

$15 $15 $23 $45

2015 2016 2017 2018 2019 2020 2021 2022 2023 2024

Capital structure highlights

Redeemed $400mm 2018 subordinated notes in April 2014 with $300mm new term debt, revolving credit borrowings and cash on hand

Lamar maintains modest leverage ratios post-conversion

Very strong interest and fixed charge coverage ratios

Simple and transparent capital structure

Annual dividends expected to be paid out of internally-generated cash flow

Key business initiatives

Focus on financial discipline and capital allocation

Limited strategic acquisition activity

Continue to use free cash flow to reduce debt

Continue to invest in highly profitable digital billboards No approved stock buyback plan Focus on cost containment

No near term plans to increase headcount; headcount in 2008 was 3,500+ and currently stands at approximately 3,000 Focus on improving pricing and occupancy statistics Expect to elect REIT status effective January 1, 2014

Through numerous initiatives, Lamar has demonstrated its prudent financial strategy, generated free cash flow and is well-positioned as the economy accelerates

Agenda

Company background 3

REIT conversion highlights 22

Value creation and opportunities for growth 26

Appendix 29

REIT conversion highlights

Favorable IRS PLR received

Expect to complete a merger of Lamar into a newly formed, wholly owned subsidiary to adopt a new REIT-compliant charter

Shareholder vote on merger set for November 17, 2014

Lamar REIT structural reorganization complete

Expect to elect REIT status effective January 1, 2014

No impact on customer service; No asset divestitures; No business disruption

Composition of qualified REIT subsidiary (QRS) and taxable REIT subsidiary (TRS)

TRS comprised of transit advertising business, design, production & installation services and foreign operations in Canada and Puerto Rico

QRS comprised of billboard and logo sign assets

Significant increase in shareholder value

Higher net income

Dividends initiated in connection with expected conversion

Potential to expand investor base and valuation multiples

Continued strong access to capital at attractive rates; modest post conversion leverage: ~3.5x o Provides dry powder for future accretive acquisitions

REIT conversion highlights (cont'd)

- **Non-REIT E&P dividend**
  - Accumulated non-REIT E&P: ~$40mm
  - Plan to distribute in cash along with three regular quarterly distributions to stockholders during 2014
- **2014 financial guidance**
  - 2014 expected annual dividend per share (includes non-REIT E&P distribution of $40mm): $2.50[1]
    - Paid cash dividend of $0.83 on June 30, 2014 and September 30, 2014
  - On track to reach previously-disclosed 2014 AFFO guidance
- **2014 capital expenditures**
  - ~$100mm consisting of ~$45mm growth and ~$55mm maintenance capital expenditures
- **Targeting annual dividend equal to ~60% of AFFO per diluted share in 2014**
- **Estimated total REIT one-time conversion costs of ~$5mm**

[1] Subject to declaration by Board of Directors

24

Indicative timeline for 2014 Distributions

May 22, 2014 Cash dividend announced

September 30, 2014 Quarterly dividend paid ($0.83)

June 30, 2014 Quarterly dividend paid ($0.83)

End December 2014 Quarterly cash dividend expected to be paid

Agenda

Company background 3

REIT conversion highlights 22

Value creation and opportunities for growth 26

Appendix 29

Significant opportunities for earnings growth and value creation

Organic growth potential without the need to raise new capital

Continued investment in ROI-efficient digital displays in new and existing markets to drive revenue growth

Rate and occupancy increases driven by focused local and national sales force and acceleration in GDP growth Ability to use free cash flow to reduce debt and interest expense Additional growth opportunities through select M&A investment

Lamar’s capital allocation policy

Maintain ample liquidity and solid balance sheet ~3.5x Leverage

AFFO for dividend

Expected 2014 dividends of $2.50 per share¹

$0.83 dividend paid June 30, 2014

$0.83 dividend paid September 30, 2014

Additional distribution expected at end of December 2014

Reflects annualized 2014 dividend of $0.625 per quarter Expect to pay dividends at the end of each quarter in 2015 Distribute 100% of net taxable income once NOLs are exhausted

Paid out of internally generated cash flow Revisit payout ratio annually or sooner if required Increase dividend with future growth and utilization of NOLs

AFFO available for future growth

Invest in display acquisitions and development to grow earnings

Opportunistic M&A

Since the beginning of the year, Lamar completed acquisitions for a total of $54.1mm Unused amounts available for increased dividends and / or debt reduction

Expect to increase distribution to shareholders by 10% in 2015

¹ Subject to declaration by Board of Directors

Agenda

Company background 3

REIT conversion highlights 22

Value creation and opportunities for growth 26

Appendix 29

Summary historical financials

Adjusted EBITDA reconciliation (Lamar Advertising Co.) ($mm)

For the nine

months ended

September 31, LTM

FY FY Q3

FY 2009 FY 2010 FY 2011 FY 2012 FY 2013 2013 2014

2007² 2008² 2014

Adjusted EBITDA1 $555.9 $512.1 $440.5 $467.0 $484.3 $511.3 $545.1 $400.1 $407.4 $552.4

Non-cash compensation 27.5 9.0 12.5 17.8 11.7 14.5 25.0 23.1 16.0 17.9

Depreciation and 306.9 331.7 336.7 312.7 299.6 296.1 300.6 219.5 203.3 284.4

amortization

Gain on disposition of (19.4) (9.2) (6.9) (4.9) (10.5) (13.8) (3.8) (2.1) (2.0) (3.7)

assets/investments

Interest expense, net 166.0 169.1 196.5 185.7 170.5 156.8 146.1 112.1 80.7 114.7

(Gain) loss on debt – – (3.3) 17.4 0.7 41.6 14.3 – 26.0 40.3 extinguishment

Loss from other-than-

temporary impairment of – – – – – – – – 4.1 4.1

investment

Income tax expense 33.9 9.3 (36.4) (22.7) 5.4 8.2 22.8 17.5 33.7 39.0

(benefit)

Net income (loss) $41.0 $2.2 $(58.6) $(39.0) $6.9 $7.9 $40.1 $30.0 $45.6 $55.7

¹ Adjusted EBITDA is defined as earnings (loss) before non-cash compensation, interest, taxes, depreciation, amortization, gain or loss on disposition of assets and investments and loss on debt extinguishment

² Not adjusted for daily billing

Reconciliation to AFFO per diluted share

$mm

For the nine months ended September 30,

2013¹ 2014¹

Net income (loss) $30.0 $45.6

Real estate related depreciation and amortization 207.2 190.8

(Gain) losses from real estate (1.5) (0.9)

Adjustment for non-controlling interest 0.8 0.4

Adjustment to eliminate non-cash tax effect of conversion – –

Funds From Operations (“FFO”)¹ $236.5 $235.9

Straight-line expense (1.0) (0.4)

Stock-based compensation expense 23.1 16.0

Non-cash tax expense (benefit) 14.7 25.0

Non-real estate related depreciation and amortization 12.3 12.5

Amortization of deferred financing and debt issuance costs 11.4 3.6

Loss on debt extinguishment – 26.0

Loss from other-than-temporary impairment of investment – 4.1

Capitalized expenditures – maintenance (49.0) (51.1)

Adjustment for non-controlling interest (0.8) (0.4)

Adjusted Funds From Operations (“AFFO”)¹ $247.2 $271.2

Divided by weighted average diluted shares outstanding 94.7 95.5

AFFO per diluted share $2.61 $2.84

¹ The calculation of FFO is based on the definition as set forth by the National Association of Real Estate Investment Trusts (NAREIT); a reconciliation of net income (loss) to FFO and the calculation of AFFO are also presented above; FFO and AFFO, which are non-GAAP financial measures, may not be comparable to those reported by REITs that do not compute these measures in accordance with NAREIT definitions, or that interpret those definitions differently than we do; our net income for the nine months ended September 30, 2014 reflects our current status as a regular domestic C Corporation for U.S. Federal Income Tax purposes; if we elect to qualify and elect to be taxed as a REIT, our tax expense would be lower than our historical effective tax rates

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